Exhibit 99.2

NIO Inc. Provides March and First Quarter 2022 Delivery Update

Company Achieved New Record-High Quarterly Deliveries

•	NIO started deliveries of the ET7 in March, 2022

•	NIO delivered 9,985 vehicles in March 2022, increasing by 37.6% year-over-year

•	NIO delivered 25,768 vehicles in the three months ended March 2022, increasing by 28.5% year-over-year

•	Cumulative deliveries of vehicles as of March 31, 2022 reached 192,838

SHANGHAI, China, April 01, 2022 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO; HKEX: 9866), a pioneer and a leading company in the premium smart electric vehicle market, today announced its March and first quarter 2022 delivery results.

NIO delivered 9,985 vehicles in March 2022, representing an increase of 37.6% year-over-year. The deliveries consisted of 9,822 premium smart electric SUVs, including 1,726 ES8s, 5,064 ES6s and 3,032 EC6s, and 163 ET7s, the Company’s flagship premium smart electric sedan. The deliveries of ET7 to users commenced from March 28, 2022. NIO delivered 25,768 vehicles in the first quarter 2022, a new quarterly record, representing an increase of 28.5% year-over-year. As of March 31, 2022, cumulative deliveries reached 192,838 vehicles.

In late May 2022, the Company plans to unveil the 2022 NIO ES8, ES6 and EC6 with the latest digital cockpit hardware, and to launch the digital cockpit upgrade plan for existing users. In the meantime, NIO ES7, the Company’s new mid-to-large five-seater SUV equipped with NIO Technology 2.0 (NT2), will also make its debut.

As of March 31, 2022, NIO has deployed 884 Power Swap stations, 727 Power Charger stations and 3,832 destination chargers in China. NIO will continue to expand its power network, bringing a fast and convenient swapping and charging experience to users in the cities and on the trips.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021, and began deliveries of the ET7 in March 2022. NIO launched the ET5, a mid-size premium smart electric sedan, in December 2021.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6, ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

Investor Relations

ir@nio.com

Media Relations

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Source: NIO